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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9/A

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO.1)

                                     TDC A/S
                            (Name of Subject Company)

                                     TDC A/S
                       (Names of Persons Filing Statement)

                   ORDINARY SHARES, DKK 5 PAR VALUE PER SHARE


   AMERICAN DEPOSITARY SHARES (AS EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS), EACH REPRESENTING ONE-HALF OF ONE ORDINARY SHARE, DKK 5 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                     87236N102 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)



                                 GITTE FORSBERG
                                  N0RREGADE 21
                              DK-0900 COPENHAGEN C
                                     DENMARK
                                 +45-33-43-7777

                                 WITH A COPY TO:

                                  JOHN A. HEALY
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000


     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 8. ADDITIONAL INFORMATION.

      TDC A/S's Schedule 14D-9 is hereby amended and supplemented to include the information attached hereto as Exhibits (a)(6)-(11).

ITEM 9. EXHIBITS.

(a)(6) Letter to certain employees of TDC A/S holding options to purchase shares of TDC A/S.

(a)(7)      Announcement from Ernst & Young regarding Danish tax treatment.

(a)(8)      Letter to certain holders of options to purchase shares of TDC A/S.

(a)(9) Letter to certain employees of TDC Forlag (Directories) holding options to purchase shares of TDC A/S.

(a)(10) Letter to certain employees of TDC Forlag (Directories) holding options to purchase shares of TDC A/S.

(a)(11) Letter to certain employees of TDC Forlag (Directories) holding options to purchase shares of TDC A/S.

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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      TDC A/S

                                      By: /s/ Henning Dyremose
                                          ------------------------------------
                                          Name:  Henning Dyremose
                                          Title:    President and CEO



                                      By: /s/ Hans Munk Nielsen
                                          ------------------------------------
                                          Name:  Hans Munk Nielsen
                                          Title: Senior Executive Vice President
                                                 and CFO

Date:  December 28, 2005


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